Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following Press Release was released on July 20, 2005:

Press/Analyst Contacts

Public Relations

Holly Campbell

408.536.6401

campbell@adobe.com

Investor Relations

Mike Saviage

408.536.4416

ir@adobe.com

FOR IMMEDIATE RELEASE

Adobe Sets Date for Special Meeting of Stockholders

SAN JOSE, Calif. — July 20, 2005 — Adobe Systems Incorporated (Nasdaq: ADBE) today announced that it will hold a Special Meeting of Stockholders at 3:00 p.m. PDT on Wednesday, August 24, 2005, to vote on the Company’s previously announced merger with Macromedia, Inc. (Nasdaq: MACR).

Adobe also announced that the Securities and Exchange Commission today declared effective the registration statement on Form S-4 containing the joint proxy statement/prospectus that will be mailed on or about July 22, 2005 to Adobe stockholders of record as of July 19, 2005. All Adobe stockholders of record as of July 19, 2005 are entitled to vote on the transaction. Adobe stockholders are urged to read the joint proxy statement/prospectus as it contains important information regarding the proposed merger.

Adobe anticipates that the transaction will close in Fall 2005, subject to approvals by Adobe and Macromedia stockholders, appropriate regulatory approvals and the satisfaction of other closing conditions.

About Adobe Systems Incorporated

Adobe is the world’s leading provider of software solutions to create, manage and deliver high-impact, reliable digital content. For more information, visit www.adobe.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include expectations about the timing of the merger and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. Actual results may differ materially from those contained in the forward-looking statements in this press release. Adobe undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

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